

September 3, 2025

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, British Columbia
V6C 2T6, Canada

   Re: BioHarvest Sciences Inc.
    Registration Statement on Form F-3
    Filed August 28, 2025
    File No. 333-289908

Dear Ilan Sobel:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at 202-551-3635 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Stephen F.X. O'Neill, Esq.